U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

dated May 29, 2012

Commission File Number 1-15148

BRF – Brasil Foods S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

1400 R. Hungria, 5th Floor

Jd América-01455000-São Paulo – SP, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Explanatory Note: Exhibit 1 to this Report on Form 6-K contains the audited consolidated financial statements of our subsidiary Sadia S.A. as of December 31, 2011 and 2010 and for the two years ended December 31, 2011. Sadia S.A.’s audited consolidated financial statements are presented solely for informational purposes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012.

BRF – Brasil Foods S.A.

	By:	/s/ Leopoldo Viriato Saboya
		Name:	Leopoldo Viriato Saboya
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Audited Consolidated Financial Statements of Sadia S.A. as of December 31, 2011 and 2010 and for the two years ended December 31, 2011.